

Mail Stop 4631

March 18, 2010

Via U.S. mail

Mr. Jay W. Rembolt
Chief Financial Officer
WD-40 Company
1061 Cudahy Place
San Diego, CA 92110

       RE: **WD-40 Company**
              Form 10-K for the fiscal year ended August 31, 2009
              Filed October 16, 2009
              Definitive Proxy Statement on Schedule 14A filed on October 28, 2009
              Filed October 28, 2009
              File No. 000-06936

Dear Mr. Rembolt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Pamela A. Long
              Assistant Director